Exhibit (a)(1)(viii)

Supplement to Offer to Purchase and Letter of Transmittal

Relating to Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Goody’s Family Clothing, Inc.
by
GF Acquisition Corp.
an affiliate of
GMM Capital LLC
and
Prentice Capital Management, LP

THE OFFER AND WITHDRAWAL RIGHTS WILL NOW EXPIRE AT 8:00 A.M., NEW YORK CITY TIME, ON TUESDAY, DECEMBER 27, 2005 UNLESS FURTHER EXTENDED BY US (THE “EXPIRATION DATE”).

     PURSUANT TO A TEMPORARY INJUNCTION ISSUED ON DECEMBER 9, 2005 BY THE CHANCERY COURT FOR KNOX COUNTY, TENNESSEE, $1,000,000 OF THE AGGREGATE TENDER OFFER PROCEEDS ARE TO BE WITHHELD FROM THE PAYMENT TO GOODY’S SHAREHOLDERS, PENDING DETERMINATION OF THE AMOUNT OF ATTORNEYS’ FEES, IF ANY, THAT PLAINTIFFS’ COUNSEL ARE ENTITLED TO RECEIVE IN CONNECTION WITH THE PREVIOUSLY ANNOUNCED SHAREHOLDER LITIGATION. AS A RESULT OF THIS INJUNCTION, THE AMOUNT TO BE TO BE PAID TO THE HOLDERS OF GOODY’S’ SHARES AND OPTIONS TO ACQUIRE SHARES IN THE OFFER AND MERGER WILL BE REDUCED BY $0.02804948 PER SHARE (BASED ON THE 33,183,836 SHARES OUTSTANDING AND THE OPTIONS TO ACQUIRE SHARES WITH AN EXERCISE PRICE OF LESS THAN $9.60 PER SHARE), PENDING SUCH LATER DETERMINATION.

     This Supplement to the Offer to Purchase (this “Supplement”) amends and supplements the Offer to Purchase, the related Letter of Transmittal and related documents dated November 10, 2005, as amended on December 2, 2005, filed by GF Acquisition Corp., a Tennessee corporation (“Purchaser”), Goody’s Holdings, Inc. (formerly known as GF Goods Inc.), a Delaware corporation (“Parent”), GMM Capital LLC, a Delaware limited liability company, PGDYS LLC, a Delaware limited liability company, and Prentice Capital Management, LP, a Delaware limited partnership, related to the offer to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Goody’s Family Clothing, Inc., a Tennessee corporation (“Goody’s”). The Offer to Purchase dated November 10, 2005, as amended on December 2, 2005 and supplemented hereby, and the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Extension of Offer

     The Offer to Purchase will now expire at 8:00 a.m., New York City time, on December 27, 2005 unless further extended or earlier terminated by the Purchaser or Parent. We may terminate the Offer if any of the conditions listed in the section of the Offer to Purchase entitled “Certain Conditions of the Offer” occur or the occurrence thereof has not been waived by us in our reasonable discretion prior to the expiration of the Offer. Any further extension of the Offer will be announced by press release no later than 9:00 a.m. on the next business day after the scheduled expiration of the Offer. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the new Expiration Date, and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 9, 2006.

Withholding of Portion of Purchase Price due to Shareholder Litigation

     On December 9, 2005, the Chancery Court for Knox County, Tennessee entered a temporary injunction directing that $1,000,000 of the tender offer proceeds be withheld from the payment to Goody’s shareholders, pending a determination of, and as a source for payment of, the amount of attorneys’ fees, if any, that plaintiffs’ counsel are entitled to receive in connection with the previously announced shareholder litigation brought against Goody’s and certain other defendants. The temporary injunction was entered into connection with plaintiffs’ fourth class action lawsuit, which was filed on November 10, 2005, in the consolidated action naming Goody’s, its directors, certain of its officers, GMM Capital LLC, Prentice Capital Management, LP and GF Acquisition Corp. as defendants. The court reserved decision on whether the shareholder defendants (certain officers and directors of Goody’s, including Robert M. Goodfriend) will be excluded from contribution to any fee award as a matter of law because they have been separately represented in the action. As a result of this injunction, $0.02804948 of the $9.60 per Share offer price will be withheld from payment to the holders of Goody’s’ Shares and options to acquire Shares in the Offer and Merger (based on the 33,183,836 Shares outstanding and the outstanding options to acquire 2,467,452 Shares with an exercise price of less than $9.60 per Share), pending such later determination. The court indicated that the amount of attorneys’ fees, if any, would be determined at a later hearing and would be based on quantum meruit (i.e., the reasonable value of services rendered taking into consideration various factors) rather than a percentage of the increase in the per share amount of tender offer proceeds as requested by plaintiffs’ counsel. The $1,000,000 amount shall be held in a non-interest bearing account pending the results of such later hearing. If, following the later hearing, less than $1,000,000 in attorneys’ fees are awarded to plaintiffs’ counsel, an additional payment to those holders of Shares and options to acquire Shares required to contribute to the attorneys’ fee award will be made in an amount per Share (including options to acquire Shares with an exercise price of less than $9.60 per Share) equal to (x) the difference between $1,000,000 and the amount of attorneys’ fees so awarded divided by (y) the number of Shares outstanding plus the number of Shares issuable upon exercise of options with an exercise price of less than $9.60 per Share. Amounts payable to any shareholder or optionholder shall be aggregated for all of such shareholder’s or optionholder’s shares and rounded to the nearest cent.

     The parties to the shareholder litigation may engage in discussions with respect to the possible settlement of this litigation that, if consummated, may have the effect of reducing or eliminating the amount to be withheld from payment in the Offer and Merger. However, there can be no assurance that such settlement discussions will be held or will result in any consummated settlement or that any such settlement will reduce or eliminate the amount to be withheld from payment in the Offer and Merger.

     The Purchaser is currently unable to predict the likelihood that Goody’s’ shareholders will receive any or all of the withheld amount. Upon the entry of a final judgment with regard to the amount of attorneys’ fees, if any, or the execution of a release and settlement with plaintiffs’ counsel, any amount that is being withheld, net of such attorneys’ fees, will be distributed to Goody’s’ former shareholders and holders of options that have an exercise price of less than $9.60 on a pro rata basis in a manner consistent with the payment of amounts pursuant to the Offer and Merger.

     Notwithstanding that all or a portion of the amounts withheld may never be received by Goody’s shareholders, for U.S. federal income tax purposes, a shareholder who tenders Shares pursuant to the Offer will likely be required to include his pro-rata share of the funds withheld in income as proceeds from the sale of his Shares for purposes of calculating taxable gain or loss on such sale in the shareholder’s taxable year that includes the closing date of the Offer. To the extent that the funds withheld are thereafter paid from the non-interest bearing account to satisfy plaintiffs’ attorneys fees (or any associated costs, charges and expenses), such shareholder should be entitled to claim a loss with respect to his pro-rata share of the amounts so paid for attorneys’ fees in the taxable year in which the payment occurred. Such loss should be a capital loss if the underlying Shares were held as a capital asset in the hands of the shareholder and should be a long-term capital loss if the underlying Shares were held for more than one year at the time of sale. The use of capital losses is subject to limitations. Shareholders are urged to consult their tax advisors regarding the treatment of the sales proceeds withheld.

     The Purchaser has filed an amendment to the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) with the SEC furnishing the above information and may file further amendments thereto with respect to the Offer to Purchase. The Schedule TO and any and all amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner described on page 20 of the Offer to Purchase under the section entitled “Certain Information Concerning Goody’s — Available Information”.

     Except as modified by this Supplement and any amendments to the Schedule TO, the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal remain applicable in all respects, and this Supplement should be read in conjunction with the Offer to Purchase and the related Letter of Transmittal.

     Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement, and other documents incorporated into the Offer to Purchase by reference, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the information agent at their telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer to Purchase.

     The information agent for the tender offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, NY 10005
(212) 269-5550 (Call Collect) or (800) 488-8075 (Toll Free)

December 13, 2005	GF ACQUISITION CORP.